UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 4, 2022

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Kentucky Avenue Suite 110 Lexington KY 40508

(Full mailing address of principal executive offices)

888-697-2234

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests; Series Got Stormy Interests; Series Social Dilemma Interests; Series Carrothers; Series Going to Vegas; Series Ari the Adventurer 19; Series Wonder Upon a Star 19; Series Echo Warrior 19; Series Silverpocketsfull 19; Series Who’sbeeninmybed 19; Series Into Summer 19; Series Mrs Whistler; Series Race Hunter 19; Series Co Cola 19; Series Vow; Series You Make Luvin Fun 19; Series Miss Sakamoto; Series Courtisane 19; Series Grand Traverse Bay 19; Series Our Miss Jones 19; Series Margarita Friday 19; Series Queen Amira 19; Series Salute to America; Series Desire Street 19; Series Duke of Love; Series War Safe; Series Tufnel; Series Classic Cut; Series Essential Rose 20; Series Who Runs the World; Series Balletic; Series Song of Bernadette 20;Series Daring Dancer 20; Series Grand Traverse Bay 20; Series Chad Brown Bundle; Series Fenwick Hall 20; Series Le Relais 20; Series Spirit 20; Series Mo Temptation; Series Moonbow 20; Series My Fast One 20; Series Helicopter Money; Series I’m a Looker 20; Series Stay Fabulous

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Title of each class of securities issued pursuant to Regulation A

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Item 9.	Other Events

Series Le Relais 20

As of August 4, 2022, Experiential Squared, Inc. (the “Manager”), the manager of My Racehorse CA LLC (the “Company”) is closing the account for Series Le Relais 20 that holds an ownership interest in Show Your Cards, a 2020 colt, due to the fact the colt suffered a non-treatable displaced fracture and humane euthanasia was required on that day. A 60% interest of Show Your Cards was held as the sole Underlying Asset for Series Le Relais 20.

The Manager will distribute to members of Series Le Relais 20 such member’s pro rata share of all of the remaining assets, if any, (which only consist of cash) of Series Le Relais 20, after accounting for (i) any mortality insurance proceeds and the remaining balance of unused insurance and unused cash reserves for upkeep fees, training, and prepaid expenses, if any (ii) less related fees, liabilities, and expenses, including but not limited to a due diligence fee, management fee, and offering expenses, if any, owed to the Manager in connection with operating Series Le Relais 20 (collectively, the “Expenses”).

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report on Form 1-U (the “Current Report.”) After making the distribution payment, if any, to members of Series Le Relais 20, net of any and all Expenses, the Manager intends to terminate and wind-up Series Le Relais 20 because Series Le Relais 20 would no longer have any assets or liabilities.

Series Queen Amira 19

As of August 5, 2022, the Manager for the Company is closing the account for Series Queen Amira 19 that holds an ownership interest in Regal Rebel, a 2019 filly, due to the fact the filly was purchased by a third party for $25,000 pursuant to a claiming race on that day at Saratoga race track. A 100% interest of Regal Rebel was held as the sole Underlying Asset for Series Queen Amira 19.

The Manager will distribute to members of Series Queen Amira 19 such member’s pro rata share of all of the remaining assets, if any, (which only consist of cash) of Series Queen Amira 19, after accounting for (i) any claiming proceeds and the remaining balance of unused insurance and unused cash reserves for upkeep fees, training, and prepaid expenses, if any (ii) less related fees, liabilities, and expenses, including but not limited to a due diligence fee, management fee, and offering expenses, if any, owed to the Manager in connection with operating Series Queen Amira 19 (collectively, the “Expenses”).

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report. After making the distribution payment, if any, to members of Series Queen Amira 19, net of any and all Expenses, the Manager intends to terminate and wind-up Series Queen Amira 19 because Series Queen Amira 19 would no longer have any assets or liabilities.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: August 8, 2022	By:	Experiential Squared, Inc., its Manager

	By:	/s/ Michael Behrens
Name: Michael Behrens
Title: Chief Executive Office

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